UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB/A

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Safari Associates, Inc.
-----------------------
(Name of Small Business Issuer in its charter)

         Utah                       Fed ID 87-9369569
 -----------------------------       ----------------------------------
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
incorporation or organization)

64 Edson Street, Amsterdam, New York                    12010
--------------------------------------------         ---------
(Address of principal executive offices)             (Zip Code)

Issuer's telephone number: (518) 842-6500
                           --------------

Securities to be registered under Section 12(b) of the Act:

                           None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS

         Safari Associates, Inc., (the "Company") is the successor corporation to Mag Enterprises, Inc., a Utah Corporation incorporated on July 30, 1980. Mag Enterprises, Inc., issued a total of 600,000 shares of its $0.001 par value common stock to its officers, directors and founders. In August, 1980, the Company offered 2,000,000 shares of its common stock, par value $0.001, at $0.25 a share pursuant to an original Offering Circular having an effective date of August 7, 1980. The Offering Circular was filed with the Utah Securities Commission. The offer was made pursuant to a Section 3(a)(11) exemption from registration of the Securities Act of 1933 as amended. The entire offering was sold resulting in net proceeds to the Company of $44,000.00. Thereafter, on or about July 5, 1981, the shares of common stock of the Company became eligible for interstate trading. From on and about July 5, 1981 through December, 1986, the Company's sole asset and business was the owning of mining leases. From 1983 until on or about April, 1988, Mag Enterprises, Inc., was listed in the Pink Sheets of the National Quotation Bureau. From its inception in 1980 through November 1986, the Company was virtually dormant. In December, 1986, the Company acquired all of the issued and outstanding common stock of American International Airboat Company, Inc., a Florida corporation that manufactured and sold aluminum airboats. In late 1987, American International Airboat Company, Inc., had its assets seized and sold for unpaid federal taxes. Mag Enterprises, Inc., reverted to being a corporation without any active business.

That on or about August 10, 1993, Mag Enterprises, Inc., entered into an Agreement and Plan of Reorganization with the owners of all of the issued and outstanding common stock of Safari Enterprises, Inc., a Delaware corporation. At the time Safari Enterprises, Inc., had two wholly owned subsidiaries; Safari Boat Company, Inc., and Safari Lure Company, Inc., both subsidiaries organized and existing under and pursuant to the laws of the State of New York. On the date of the Agreement and Plan of Reorganization, Mag Enterprises, Inc., had authorized capital of 100,000,000 common shares, $0.0001 par value of which 5,500,000 shares were issued and outstanding, fully paid and non-assessable. Pursuant to the Agreement and Plan of Reorganization, the stockholders of Mag Enterprises, Inc., voted their stock to effectuate a 1 for 10 reverse split and to increase the par value per share to $0.001 so that on the date of the closing, the total number of shares of Mag Enterprises, Inc., common stock, issued and outstanding was 550,000, $0.001 par value.That at the closing, the stockholders of Safari Enterprises, Inc., were issued a total of 4,950,000 restricted shares of common stock of Mag Enterprises, Inc., having a par value of $0.001. The total number of shares of common stock , $0.001 par value, issued and outstanding after the closing was 5,500,000 shares.

On September 10, 1993, Articles of Amendment to the Articles of Incorporation of Mag Enterprises, Inc., were filed with the State of Utah, Department of Commerce, Division of Corporations and Commercial Code to change the authorized par value of its common stock from $0.0001 to $0.001 and to change its name from Mag Enterprises, Inc., to Safari Associates, Inc.

By an Offering Memorandum dated December 7, 1993, the Company offered for sale 600,000 shares of its common stock, par value $.001, at a price of $0.50 per share. The shares were sold to a total of fifty individual investors. The offering was made in accordance with an exemption from registration with the United States Securities And Exchange Commission pursuant to the terms and conditions of Regulation D, Section 230.504 of the Securities Act of 1933 as amended.

By an Offering Memorandum dated October 14, 1994, the Company offered for sale 350,000 shares of its common stock, par value $0.001, at a price of $1.50 per share. The total number of shares offered were sold to individual investors. The offering was made in accordance with an exemption from registration with the United States Securities And Exchange Commission pursuant to the terms and conditions of Regulation D, Section 230.504 of the Securities Act of 1933, as amended.

From 1993 through 1996, the Company had two operating wholly owned subsidiaries. These were Safari Boat Company, Inc., and Safari Lure Company, Inc. Safari Boat Company, Inc., manufactured and distributed a fiber glass Jon boat. Safari Lure Company, Inc., distributed cedar wood fishing lures. By the end of 1996, management of the Company decided that both of these subsidiaries could not generate sufficient sales or profits to merit continuing operations. The operations of both wholly owned subsidiaries were discontinued at the end of 1996.

The Company now has four wholly owned operating subsidiaries., Safari Camera Corporation, Photography For Evidence, Inc., Impact Dampening Technology, Inc., and Safari Target Corporation. The Company also owns all of the issued and outstanding common stock of Safari Enterprises, Inc. and Shoothru, Inc.

Safari Camera Corporation, a New York Corporation was organized on March 2, 1998. It is in the business of reloading single-use (disposable) cameras, which it sells to distributors and retail stores.

Photography For Evidence, Inc., a New York corporation was organized on November 25, 1997. The Company filed a Certificate of Doing Business under the name Smith & Wesson(R) Cameras on December 17, 1997. Smith & Wesson(R) Cameras has an exclusive license from Smith & Wesson Corp. to make, use and sell single-use (disposable) cameras and conventional film using cameras under the Smith & Wesson(R) brand name. Smith & Wesson(R) Cameras markets its single-use disposable cameras to federal, state and local law enforcement agencies.

Impact Dampening Technology, Inc., a New York corporation, was organized on January 29, 1998. The Company filed a Certificate of Doing Business under the name Smith & Wesson(R)Recoil Pad Company on February 10, 1998. Smith & Wesson(R)Recoil Pad Company has an exclusive license from smith & Wesson Corp., to make use and sell recoil pads under the Smith & Wesson(R)brand name.

Safari Target Corporation was organized under and pursuant to the laws of the State of New York on August 2, 1999. It filed a Certificate of Doing Business under the name Smith & Wesson(R) Targets on August 20, 1999. Smith & Wesson(R) Targets has an exclusive license from Smith & Wesson Corp., to make use and sell targets under the Smith & Wesson(R) brand name.

Safari Camera Corporation is in the business of reloading single-use (disposable) cameras which it sells to distributors and retailers. The Company purchases used single-use camera shells from photo labs and others and reloads these cameras with film and if a flash camera, with a battery. Batteries and film are purchased from battery and film manufacturers and distributors. These reloaded single-use cameras are then placed in new packaging and sold. Some packaging is private label for retailers and for promotions. Other cameras are sold in generic SAFARI packaging. The raw materials required for this business are used camera shells, batteries and film. This business is highly competitive as to pricing and purchasing used single-use camera shells from photo labs. The Company has limited its distribution and solicits small niche markets so as to try to avoid the competition for camera shells and customers. Safari Camera Corporation also reloads single-use cameras for Smith & Wesson(R) Cameras.

The Company has a field representative organization that solicits customers. It also has a web site that solicits business. At the present, the Company is dependent on about fifteen customers for most of its business. If these customers discontinue purchasing from the Company, it will have to cease operations. If a few discontinue, then it will be necessary to substantially curtail the Company's operations.

The Company has eight full time employees. These employees devote about ninety percent of their time in the operations of Safari Camera Corporation. The balance of their time is devoted to the businesses of the three other operating wholly owned subsidiaries of Safari Associates, Inc. The operations of Safari Camera Corporation and the other three wholly owned operating subsidiaries are located at 64 Edson Street, Amsterdam, New York 12010. (See Item 3. "Description of Property").

On or about February 13, 1998, Fuji Photo Film Co., of Tokyo, Japan, filed a complaint with the United States International Trade Commission (ITC) charging that certain Asian manufacturers and Asian reloaders of single-use cameras and United States importers of those cameras were infringing on fifteen of Fujifilm's United States patents allegedly covering one-time use cameras. On or about April 21, 1999, the ITC ruled in favor of Fuji. The case is now on appeal in the United States Court of Appeals for the Circuit


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

of Washington, D.C. It is expected that the appeal process will take approximately two years. Should Fuji prevail, the decision would not be binding upon United States reloaders of single-use cameras. However, the decision will be persuasive precedent as to United States reloaders. Should Fuji prevail on the appeal and thereafter bring lawsuits for patent infringement against United States reloaders, including Safari Camera Corporation, the Company may have to discontinue its reloading operations.

Smith & Wesson(R) Cameras, is an exclusive licensee of Smith & Wesson Corp. It distributes single-use cameras to federal, state and local law enforcement agencies. It has sold its single-use cameras to approximately 700 law enforcement agencies. The cameras are reloaded single-use flash cameras. The cameras are reloaded by Safari Camera Corporation. Sales are generated through direct mail advertising and trade shows. A royalty of five percent of sales is paid to Smith & Wesson Corp. The business operations of Smith & Wesson(R) Cameras are subject to the same risks as set forth for Safari Camera Corporation.

Smith & Wesson(R) Recoil Pad Company is an exclusive licensee of Smith & Wesson(R) Corp. It has private label recoil pads manufactured by Hartlee Systems, Inc. The recoil pads are designed by Smith & Wesson(R) Recoil Pad Company and the molds necessary to manufacture the recoil pads are purchased by Smith & Wesson(R) Recoil Pad Company. It distributes these recoil pads under the Smith & Wesson(R) brand name. Two models of recoil pads are manufactured for the Company. The "Safari" model is conventional as it is fitted to the stock of a shotgun or rifle. The Smith & Wesson(R) self adhesive shoulder recoil pad is unique as it self adheres to the outer garment being worn by the user. The two models of recoil pads are now being test marketed. The market for recoil pads is divided among three or four companies, not including Smith & Wesson(R) Recoil Pad Company. Between Packmayr and Kick-Eez, they have approximately eighty percent of the market. Both of these companies have a complete line of recoil pads to fit almost every rifle and shotgun now being manufactured and those manufactured and sold since 1929. Packmayr manufactures rubber recoil pads. Kick-Eez manufactures Sorbathane(R) recoil pads. Smith & Wesson(R) Recoil Pad Company has its recoil pads produced using a different material. If the test marketing shows that the recoil pads manufactured for Smith & Wesson(R) Recoil Pad Company are superior to those now on the market, it will be necessary for the Company to design and purchase production molds for a complete line of recoil pads in order for it to compete with Packmayr and Kick-Eez. On September 30, 1999, Smith & Wesson(R) Recoil Pad Company entered into a consulting agreement with Mark Hendricks with regard to the design of new recoil pads. The Company does not have the capital to purchase the molds that would be required to manufacture the recoil pad models necessary to compete. Furthermore, it does not have the capital for inventory and advertising. Should the test market prove favorable, the Company does not know whether it can raise the necessary capital or if said capital can be raised, whether it can be raised on terms favorable to the Company.

Smith & Wesson(R) Targets has an exclusive license from Smith & Wesson Corp., to make use and sell targets under the Smith & Wesson(R) brand name. At the present time the Company is test marketing a self-sealing target intended to replace steel knock down targets. Unlike steel targets, when a bullet strikes the Smith & Wesson(R) self sealing target it passes through and knocks the target down without the danger of fragmentation, splatter and ricochet. The hole caused by the bullet passing through the target self-seals. Depending on the size of the target, the caliber and type of bullet, a target can self-seal for as many as 2500 hits. A few other companies are manufacturing and distributing a similar target. Presently, these targets are being manufactured for the Company by Creative Urethanes, Inc. using prototype molds. Customers are being solicited through direct mail and trade shows. Should the test market prove successful, it will be necessary to purchase production molds for the targets and to advertise and inventory targets. The Company does not have the capital that would be required to produce sufficient production molds and to purchase advertising and inventory to successfully penetrate the target market. Also, the Company does not know whether it will be able to raise the required capital and if it can raise the capital whether it can do so on terms favorable to the Company.

         Shoothru, Inc., a New Jersey corporation, was acquired by the Company in March, 1998. Shoothru, Inc., had developed and designed a product line of self-sealing reactive targets. The operations of Shoothru, Inc., are now conducted by Smith & Wesson(R)Targets.

         On January 1, 1998, Smith & Wesson Corp., Springfield, Massachusetts, granted Safari Enterprises, Inc., an exclusive Trademark License to make, use and sell single-use and conventional film using still cameras under the Smith & Wesson(R) brand name in the in the United States, its possessions and Canada. The term of the License is from January 1, 1998 to January 30, 2001. The license agreement provides that Safari Enterprises, Inc., will pay Smith & Wesson Corp., a minimum royalty of $15,000 the first eighteen months; $25,000 the next twelve months and $35,000 the final twelve months. The minimums are to paid against a royalty of 5% of net sales, whichever is greater. The license further provides that Safari Enterprises, Inc., can assign the license to an affiliate company under the same control as Safari Enterprises, Inc. On January 12, 1998, the License was amended by adding recoil pads for firearms, effective January 1, 1998. The minimum royalties were not increased and covered both products. On May 18, 1999, the License was further amended to include targets for firearms effective January 1, 1998. Again, the minimum royalties were not increased. On November 25, 1997 the Company organized a wholly owned subsidiary, Photography For Evidence, Inc., under the laws of the State of New York. On Decemer 17, 1997 Photography For Evidence, Inc., filed a Certificate of Doing Business under the name Smith & Wesson Cameras. The license agreement was assigned to Smith & Wesson(R) Cameras. On January 29, 1998 the Company organized a wholly owned subsidiary, Impact Dampening Technologies, Inc., a New York Corporation. On February 10, 1998 Impact Dampening Technologies, Inc., filed a Certificate of doing business under the name Smith & Wesson(R) Recoil Pad Company. Safari Enterprises, Inc., assigned its exclusive recoil pad License to Smith & Wesson(R) Recoil Pad Company. On August 2, the Company organized Safari Target Corporation, a New York Corporation. On August 20, 1999, Safari Target Corporation filed a Certificate of doing business as Smith & Wesson(R) Target Company. Safari Enterprises, Inc., assigned its target license to Smith & Wesson Target(R) Company.

ITEM 2. MANAGEMENT'S DISCUSSUION AND ANALYSIS OR PLAN OF OPERATION

Results of operations

Net revenue for the year ended December 31, 1999 was $468,671 as compared to $411,409 for the year ended December 31, 1998, an increase of approximately 14%. The increase was wholly attributable to the Company's sale of reloaded single-use cameras. The gross profit for the year ended December 31, 1999 increased by $2,961; approximately 3% over the year ended December 31, 1998. Direct labor increased by approximately $20,000 to approximately 20% of the cost of sales in 1999, versus approximately 16% in the year 1998. The increased cost resulted from the Company hiring and training several inexperienced employees in anticipation of greater production demands in the year 2000. As a result, the gross profit for the year ended December 31, 1999 was 23% of gross sales compared to 25.5% in 1998. Selling expenses for the year ended December 31, 1999, were $40,283 compared to $77,639 for the year ended December 31, 1998, a decrease of $37,356. The most significant changes in selling expenses were in the following categories. Advertising decreased in the year ended December, 1999 by approximately $7, 766 from the year ended December 31, 1998.In the year ended December 31, 1999, commissions decreased by approximately $14, 958; postage and mailings decreased by $6,003 and trade show expenses decreased by approximately $10,000. In 1999, the Company concentrated on improving efficieny and its ability to deliver orders after having concentrated more heavily in 1998 on marketing.

General and administrative expenses for the year ended December 31, 1999 were $225,342 compared to $166,937 for the year ended December 31, 1998. The most significant changes in general and administrative expenses in 1999 compared to 1998 consist of the following: Legal expenses related to litigation was $13,534, consulting increased by approximately $13,000, office equipment rentals increased by approximately $5,349, insurance increased by $8,320, professional fees increased by $5,000 and utilities by approximately $7,500.

Year ended December 31, 1998 compared to year ended December 31, 1997

Revenues for the year ended December 31, 1998 increased to $411,409 compared to $127,514 for the year ended December 31, 1997, an increase of over 130%. In 1998, the Company concentrated on increasing sales through telemarketing, trade shows and advertising. The foregoing resulted in increased sales. Gross profits for the year ended December 31, 1998, were $105,134 compared to a gross loss of $11,543 for the


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year ended December 31, 1997. In 1997, the Company was still in the development stage and incurred costs associated with setting up production and training production employees. In addition, the production process was revised several times which resulted in a gross profit in 1998.

Liquidity and Capital Resources

As of December, 1999, the Company had $268,272 in current assets and $594,533 in current liabilities. Approximately $265,000 of the current assets and $379,300 of the current liabilities are those of the Company's four wholly owned operating subsidiaries. The remainder are current liabilities of Safari Enterprises, Inc., Safari Boat Company, Inc., and Safari Lure Company, Inc. The sole asset of Safari Enterprises, Inc., is the property located at 64 Edson Street, Amsterdam, New York.(See: Part 11, Item 2. Legal Proceedings).Should Safari Enterprises, Inc., prevail on its appeal, this asset will have a book value of approximately $166,163. Of the current liabilities, approximately $180,822 are liabilities of Safari Enterprises, Inc. About $74,832 of said current liabilities may be secured by the property located at 64 Edson Street, Amsterdam, New York. (See: Part 11, Item 2. Legal Proceedings). The balance of the current liabililities owed by Safari Enterprises, Inc., are unsecured and, in the opinion of the Company, uncollectible from the Company or from Safari Enterprises, Inc. The Company is investigating obtaining a capital investment or long term loan of approximately $114,399, that being the difference between the current liabilities of the four operating wholly owned subsidiaries and their current assets. However, there is no assurance that the Company can obtain the required capital investment or long term loan, or if it can obtain such a capital investment or long term loan, that it will be on terms favorable to the Company. Should the Company be unable to secure the capital investment or long term loan, the Company may have to discontinue its operations.

ITEM 3. DESCRIPTION OF PROPERTY

         The principal office and plant of the Company and its wholly owned subsidiaries is located at 64 Edson Street, Amsterdam, New York. It is the location where Safari Camera Corporation reloads single-use cameras and is the shipping point for the products produced and distributed by the Company and its wholly owned subsidiaries. The building is occupied solely by the Company and its wholly owned subsidiaries. The Company claims its right to occupancy through its wholly owned subsidiary, Safari Enterprises, Inc. (See: Part II, Item 2. Legal Proceedings).

         The premises is a two story concrete block building built on approximately two acres, having 5,000 square feet on the first floor and 1,500 square feet on the second floor. Approximately 4,000 square feet on the first floor are used for single-use camera reloading and storage of raw materials and inventory. The balance of the 5,000 square feet on the first floor contains three offices, bathroom facilities and an entrance vestibule. The second floor contains 1,500 square feet that is used for single-use camera reloading, an employee kitchen area and storage.

         Legal proceedings are pending as a result of a dispute between Safari Enterprises, Inc., and the Amsterdam Industrial Development Agency as to the ownership of the premises and right to occupancy by Safari Enterprises, Inc. (See Part II, Item 2. Legal Proceedings).

         Lillian Berger, Secretary-Treasurer and a director of the Company, loaned the Company $39,500 and has a mortgage dated October 21, 1996 to secure the loan on premises 64 Edson Street, Amsterdam, New York.

         The Company has no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, the Company has no policy with respect to investments in securities of or interests in persons primarily engages in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this report, the stock ownership of each person


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

known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each executive officer and director individually and all executive officers and directors of the Company as a group. No other class of voting securities is outstanding. Each person is believed to have sole voting and investment power over the shares except as noted.

(a)      Security ownership of certain beneficial owners

Title of Class                Name and Address of         Amount and Nature (1)               Percent
--------------                 Beneficial Owner            of Beneficial Owner               of Class(2)
                              -------------------         -------------------               -----------

Common                     Lillian Berger(3)
                           13 Eastbourne Drive
                           Spring Valley, NY 10977              4,010,000                   50.6%

Common                     Morton Berger(4)
                           13 Eastbourne Drive
                           Spring Valley, NY 10977                268,500                    3.4%

(b)      Security ownership of management

Title of Class                Name and Address of         Amount and Nature (1)               Percent
---------------                 Beneficial Owner            of Beneficial Owner               of Class(2)
                              -------------------         -------------------               -----------

Common                     Lillian Berger(3)                    4,010,000                   50.6%
                           13 Eastbourne Drive
                           Spring Valley, NY 10977

Common                     Morton Berger(4)
                           13 Eastbourne Drive
                           Spring Valley, NY 10977                268,500                    3.4%

Common                     Includes all Officers and
                           Directors of the Company

                           As a group  (2 persons)              4,278,500                     54%

(1) Includes the amount of shares each person or group has the right to acquire within 60 days pursuant to options, warrants, rights, conversion privileges or similar obligations.

(2) Based upon 7,923,770 shares outstanding, plus the amount of shares each person or group has the Right to acquire within 60 days pursuant to options, warrants, rights, conversion privileges or similar obligations.

(3)      Lillian Berger is secretary-treasurer and a director of the Company.

(4)      Morton Berger is president and a director of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Name              Age   Position With Company              Year First Became
----              ---   ---------------------              -------------------
                                                           Director or Officer
                                                           -------------------
Morton Berger     72    President/Director                          1986

Lillian Berger    69    Secretary/Director                          1986

         Each director serves until the next annual meeting of Shareholders and until his respective


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

Successor is duly elected and qualifies: Executive officers are elected by the Board of Directors to serve at the discretion of the directors.

         MORTON BERGER - President/Director- He has been an officer and director of the Company since 1986. He has been the chief operating officer of the Company since September, 1993. Mr. Berger graduated from New York University Law School in June, 1952.

         LILLIAN BERGER- Secretary-Treasurer/Director. She graduated from Hunter College in June 1951, Phi Beta Kappa and Cum Laude. Her major at Hunter College was economics and she was president of the Economics Society. She holds a Common Branches License in the State of New York so as to teach up to the eighth grade. She taught at P.S. 42 in the Bronx, New York, from September to June, 1957. She then taught in the Port Chester New York Public Schools from September, 1967 to June, 1986, when she retired.

ITEM 6. EXECUTIVE COMPENSATION

         No Company executive other than Morton Berger has drawn or accrued a salary. Since April, 1994, Morton Berger has had an agreement to be paid a salary of $1,000 a week. He has never been paid his full salary and has been accruing his unpaid salary. From April 1, 1994 to December 31, 1999, the Company owes Morton Berger, president of the Company, accrued salary in the amount of $272,500.00.

ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

         During the past two years the Company has not been a party to a transaction or proposed transaction with any person described in Reg. Sec. 228.404(a) except for the sale of 50,000 shares of the Company's $0.001 par value restricted Common Stock for $0.25 a share to Lillian Berger, an officer and director of the Company as set forth in Item 4 of Part II hereof.

ITEM 8   DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share of which 7,973,770 shares are presently issued and outstanding.The holders of Common Stock (I) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemptive or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters which stockholders may vote on at all meetings of shareholders.

         The Company's common stock is covered by a certain Securities and Exchange Commission rule that requires additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers,accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of the broker-dealer to sell the Company's securities and also may affect the ability of purchaser's of the Company's stock to sell their shares in the secondary market.

PART 11

ITEM 1   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(A)      Market Information:

         The Company's Common Stock is traded over-the-counter on the Electronic Bulletin Board maintained by the National Association of Securities Dealers under the symbol "SAFR". There is no assurance that the Common Stock will continue to be quoted or that any liquidity exists for the Company's Shareholders.

         The following table sets forth the quarterly quotes of high and low prices for the Company's Common Stock on the OTC Bulletin Board during fiscal year 1998 and 1999.

Fiscal 1999                         High                      Low

March 31, 1999                      $0.25            `        $0.125
June 30, 1999                       $0.81                     $0.25
September 30, 1999                  $0.43                     $0.14
December 31, 1999                   $0.43                     $0.15

Fiscal 1998

March 31, 1998                      $0.75                     $0.375
June 30, 1998                       $0.375                    $0.21
September 30, 1998                  $0.315                    $0.187
December 31, 1998                   $0.315                    $0.20

         The source of this information is Bloomberg Quotation Services and broker-dealers making a market in the Company's Common Stock. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

(B)      Holders

         As of March, 2000, there were approximately 239 stockholders of record of the Company's Common stock. This number does not include beneficial owners who held shares at broker/dealers in "Street Name"

(C)      Dividends

         The Company has paid no cash dividends on its Common Stock and management does not anticipate that such dividends will be paid in the foreseeable future.

ITEM 2   Legal Proceedings

         On April 8, 1998, the Amsterdam Industrial Development Agency, Plaintiff, commenced a legal action against Safari Enterprises, Inc., Defendant, in the Supreme Court of the State of New York, County of Montgomery. The Plaintiff is seeking to foreclose upon the interest of the Defendant in a lease between the Plaintiff, as landlord and the Defendant, as tenant, for premises 64 Edson Street, Amsterdam, New York and for damages for rent in arrears, including certain real estate taxes. The Defendant claims that it is the owner of premises 64 Edson Street, Amsterdam, New York and that plaintiff could not lease it property that defendant owns.

         In or about September, 1993, the plaintiff, in order to induce the defendant to move its plant from Murrells Inlet, South Carolina to Amsterdam, New York, and to construct a plant in Amsterdam, New York, agreed to sell the defendant approximately two acres of land in the Edson Street Industrial Park for $4,500.00 on the condition that the Defendant, within one year from the date of receiving a conveyance of the property, build a 5,000 square foot industrial building on the property. By deed dated October 4, 1993, the property was conveyed to the Defendant. The aforesaid condition was set forth in the deed. There was an oral understanding between the Defendant and the Plaintiff that the Plaintiff would finance the construction of the industrial building to the extent of fifty percent of the cost of construction, not to exceed

$85,000.00. The Plaintiff also agreed that the Defendant would not pay certain real estate taxes for a period of five years from the date of the issuance of a Certificate of Occupancy for the premises. The loan was to be repaid over a period of ten years together with interest at the rate of 8% per annum.

         After the Defendant started construction, the Plaintiff insisted that it would only make the loan if the Defendant conveyed the property to the Plaintiff and signed a ten year lease in which it agreed to pay a monthly rental that would repay an $85,000.00 loan with 8% interest over the term of the lease. The Defendant argued that the arrangement violated their agreement. Also, the proposed lease contained a paragraph that required the Defendant to pay the real estate taxes that the Plaintiff had agreed would not be payable during the first five years after the issuance of the Certificate of Occupancy. As the Defendant had moved from Murrells Inlet, South Carolina, relying on the representations and agreement of the Plaintiff, and had purchased the property and commenced construction, it was forced to deed the property to the Plaintiff and execute the lease in order to obtain its financing. Between the cost of the land, construction and architect and other fees, the property cost the Defendant approximately $192,000.00.

         In 1997, the Defendant was offered additional financing by one of its stockholders, based upon its equity in premises 64 Edson Street. However, because of the contention of the Plaintiff that Defendant did not have title or any equity in the premises, the proposed financing could not be obtained. At this point, the Defendant stopped making "lease payments" to the Plaintiff. The Plaintiff then commenced the pending litigation against the Defendant.

         A motion for Summary Judgment in favor of the Plaintiff was granted on September 23, 1999. The decision was settled by an Order of Reference dated October 6, 1999 and entered on October 20, 1999. The Order appointed a Referee to determine the amount due to the Plaintiff from the Defendant. As of October 14, 1999, the amount was computed as $45,369.17 with interest to continue thereafter. The Defendant filed a timely Notice of Appeal.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, the Company sold restricted shares of its $0.001 par value Common Stock without registering the securities under the Securities Act of 1933, as amended.

         From May 19, 1996 to and including December 4, 1996, the Company borrowed a total of $139,500 from ten individual stockholders of the Company. Each loan was evidenced by a two year convertible promissory note executed by the Company. The convertible notes provided for interest at the rate of 12% per annum and further provided that the notes were convertible into Common Stock of the Company at $1.50 a share. Every lending stockholder executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transactions. No commissions were paid. Thereafter, in January, 1999, nine of the ten lending stockholders converted their loans into Common Stock of the Company at an agreed upon $0.60 a share. At the time of conversion, the lending stockholders were owed their principal and over two years accumulated interest at 12% per annum. Principal and two years interest owed to the nine converting stockholders was $149,400. Interest accrued in excess of two years was waived. As a result, in January, 1999, 249,000 shares of the Company's Common Stock was issued to the nine lending stockholders who elected to convert. The proceeds was used as working capital.

         On or about January 7, 1997, the Company sold 165,000 shares of its $0.001 par value restricted Common Stock to Mr. John Bruno at a price of $0.35 per share. Mr. Bruno executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds was used for working capital.

         On or about June 24, 1997, the Company sold 82,500 shares of its $0.001 par value restricted Common Stock to Richard Mahla at a price of $0.49 per share. Mr. Richard Mahla executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds were used for working capital.

         On or about June 24, 1997, the Company sold 82,500 shares of its $0.001 par value restricted Common Stock to Ronald Mahla at a price of $0.49 per share. Mr.Ronald Mahla executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds were used for working capital.

         On or about September 2, 1997, the Company sold 10,000 shares of its par value $0.001 restricted Common Stock to Brian Sheppard at a price of $0.35 per share. Mr. Sheppard executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds were used for working capital.

         On Jamuary 31, 1998, the Company entered into an agreement with the owners of all the issued and outstanding Common Stock of Shoothru, Inc., a New Jersey corporation. It was agreed that the stockholders of Shoothru, Inc., would exchange their Shoothru, Inc., stock for 210,000 shares of restricted Common Stock of the Company. Each of the Shoothru, Inc., stockholders executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Shoothru, Inc., had developed a line of self-sealing targets. The exchange of stock was completed in March, 1998. At the time of the exchange, Shoothru, Inc., had a book value of $12, 020.00. On January 31, 1998, the Company entered into a one year consulting agreement with Thomas W. Miller, the president of Shoothru, Inc. In exchange for his consulting services with regard to the target business, the Company issued to him 25,000 restricted shares of Common Stock of the Company. Mr. Miller executed an investment letter upon which the Company relied to establish that the issuance of its Common Stock was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 6, 1998, the Company sold 165,000 of its par value $0.001 restricted Common Stock to William R. Norwood at a price of $0.27 per share. Mr. Norwood executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds were used for working capital.

         On or about April 18, 1998, the Company sold 50,000 shares of its par value $0.001 restricted Common Stock to Mrs. Constance Costa at a price of $0.20 per share. Mrs. Costa executed an investment letter upon which the company relied to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds were used for working capital.

         On or about June 1, 1999, , the Company entered into a three year consulting agreement with Michael J. O'Connor. Pursuant to the agreement, Mr. O'Connor agreed to act as the Company's consultant on the procurement of government contracts. The Company agreed to issue to him, as a retainer, 50,000 restricted shares of its $0.001 par value Common Stock. Mr. O'Connor executed an investment letter upon which the Company relied to establish that the issuance of said shares are exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The restricted shares were issued on June 17, 1999.

         On or about October 20, 1999, the company sold 105,000 restricted shares of its $0.001 par value Common Stock to Mr. Michael Baia at a price of $0.24 a share. Mr. Baia executed an investment letter upon which the company relied to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. No broker or underwiter was involved in the transaction and no commission was paid. The proceeds were used as working capital.

         On or about December 20, 1999, the Company sold 50,000 restricted shares of its $0.001 par value Common Stock to Lillian Berger at a price of $0.25 a share. Mrs. Berger is an officer and director of the Company. She executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The proceeds were used as working capital.

         That on or about January 14, 2000, the Company sold 25,000 shares of its par value $0.001 restricted Common Stock to Anthony Crisci at a price of $0.25 a share. Mr. Crisci executed an investment letter upon which the Company relied to establish that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds were used for working capital.

         That on or about January 14, 2000, the Company sold 25,000 shares of its par value $0.001 restricted Common Stock to Jeff Rodman at a price of $0.25 a share. Mr. Rodman executed an investment letter upon which the company relied to establish that the transaction was exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933, as amended. No broker or underwriter was involved in the transaction and no commission was paid. The proceeds were used for working capital.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Neither the Company's By-Laws, Certificate of Incorporation or any contract contain any provision with regard to the indemnification of Officers or directors.

         Title 16 Sections 10a 901-909 of the Utah State Code provides in substance that a Utah State corporation may indemnify its officers and directors against liability if made a party to a proceeding because he is or was a corporate officer or director to the extent permitted and limited by the provisions of the aforesaid statute.

                                    PART F/S

Financial statements for the two years ended December 31, 1999 and 1998 and an index thereto commences on page F-1, which follows the signature page.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         Financial statements pages F-1 to F-15.

         The following list describes the exhibits filed as part of this Registration Statement Form 10-SB/A.

                             Description of Exhibits

Exhibit No.                Description of Document
-----------                -----------------------
    2.01 Articles of Incorporation of Company filed with the Secretary of State of Utah on July 30, 1980

    2.02 Articles of Amendment to Articles of Incorporation of the Company filed with the Secretary of State of Utah on or about July, 1983

    2.03 Articles of Amendment to Articles of Incorporation of the Company filed with the Secretary of State of Utah on September 10, 1993

    2.04    By-Law of Company

    10.01 Trademark License Agreement with Smith & Wesson Corp., dated January 1, 1998

    10.02 Amendment dated January 12, 1998, to Trademark License Agreement with Smith & Wesson Corp.

    10.03 Amendment dated May 18, 1999, to Trademark License Agreement with Smith & Wesson Corp.

    10.04   Employment agreement with Morton Berger dated as of 10.05 April 1,
    10.05   1994.

    10.06 Exclusive production agreement with Creative Urethans, Inc., November 1, 1999.

    10.07 Mortgage dated October 21, 1996, between Lillian Berger, Mortgagee and Safari Enterprises, Inc., Mortgagor.

    10.08 Consulting agreement between Smith & Wesson(R)Recoil Pad Company and Mark Hendricks, dated September 30, 1999.

ITEM 2   DESCRIPTION OF EXHIBITS.

         The required exhibits are attached hereto as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereupon duly authorized.

                                              Safari Associates, Inc.

                                              By:  /s/ Morton Berger
                                                    Morton Berger, President

                             SAFARI ASSOCIATES, INC.

                          Index to Financial Statements

                                                                     Page
                                                                     ----
Report of Independent Certified
   Public Accountant.                                                 F-2

Consolidated Balance Sheet as of
   December 31, 1999.                                              F-3 - F-4

Consolidated Statement of Operations for the
   years ended December 31, 1999 and 1998.                            F-5

Consolidated Statement of Stockholders' (Deficit)
   for the years ended December 31, 1999 and 1998.                    F-6

Consolidated Statement of Cash Flows for the years
   Ended December 31, 1999 and 1998.                                  F-7

Notes to Financial Statements.                                     F-8 - F-15

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Safari Associates, Inc.

Amsterdam,  NY

I have audited the accompanying consolidated balance sheets of Safari Associates, Inc. and Subsidiaries as of December 31, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safari Associates, Inc. and Subsidiaries at December 31, 1999 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 11 to the Financial Statements, the Company's recurring losses from operations and limited capital resources raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is also described in Note 11. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sanford Feibusch, CPA, P.C.

Monsey, New York
March 17, 2000

                             SAFARI ASSOCIATES, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999

                                     ASSETS

                                                         1999
                                                       --------
Current Assets:
Cash                                                   $ 59,837
Accounts Receivable - Net of allowance of $24,000        67,828
Inventory                                                77,105
Prepaid Expenses                                         63,502
                                                       --------

         Total Current Assets                           268,272
                                                       --------

Property, Plant and Equipment -
   Net of accumulated depreciation of $41,814           178,509
                                                       --------

Other Assets:
Goodwill - net of amortization of $3,648                 23,707
Deposits                                                  1,500
                                                       --------

         Total Other Assets                              25,207
                                                       --------

         Total Assets                                  $471,988
                                                       ========

   The accompanying notes are an integral part of these Financial Statements.

                             SAFARI ASSOCIATES, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999

                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)

                                                             1999
                                                         -----------
Current Liabilities:
Obligations under Capital Lease                          $    63,782
Note Payable - AIDA                                           28,852
Convertible Notes                                             15,000
Accounts Payable                                             365,280
Payroll and Other Taxes Payable                               29,785
Accrues Expenses                                              91,834
                                                         -----------

         Total Current Liabilities                           594,533
                                                         -----------

Other Liabilities:
Deferred Compensation                                        272,550
Loan Stockholder                                              59,452
                                                         -----------

         Total Other Liabilities                             332,002
                                                         -----------

         Total Liabilities                                   926,535
                                                         -----------

Commitments and Contingencies - Note 11

Stockholders' (Deficit):
Common Stock, par value $.001  authorized
   100,000,000 shares, issued and
   outstanding 7,923,770  shares                               7,924
Additional Paid-in Capital                                 1,306,538
Retained (Deficit)                                        (1,769,009)
                                                         -----------

         Total Stockholders (Deficit)                       (454,547)
                                                         -----------

         Total Liabilities and Stockholders' (Deficit)   $   471,988
                                                         -----------

The accompanying notes are an integral part of these Financial Statements.

                             SAFARI ASSOCIATES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                          1999           1998
                                      -----------    -----------
Revenue                               $   468,671    $   411,409
Cost of Sales                             360,576        306,275
                                      -----------    -----------
Gross Profit                              108,095        105,134
                                      -----------    -----------

Operating Expenses:
Selling Expenses                           40,283         77,639
General and Administrative Expenses       225,342        166,937
                                      -----------    -----------

         Total Operating Expenses         265,625        244,576
                                      -----------    -----------

Net (Loss) from Operations               (157,530)      (139,442)
Interest Expense                          (21,975)       (23,731)
                                      -----------    -----------
Net (Loss) before Provision
   For Income Taxes                      (179,505)      (163,173)
                                      -----------    -----------
Provision for Income Taxes                     --             --

         Net (Loss)                   $  (179,505)   $  (163,173)
                                      ===========    ===========

(Loss) Per Share                      $      (.02)   $      (.02)
                                      ===========    ===========

Weighted Average Shares Outstanding     7,743,020      7,342,687
                                      ===========    ===========

   The accompanying notes are an integral part of these Financial Statements.

                             SAFARI ASSOCIATES, INC.
                 CONSOLIDATED STATEMENT STOCKHOLDERS' (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                    Common Stock
                                   Par Value $.001         Additional
                             --------------------------     Paid-In       Retained
                                Shares        Amount        Capital       (Deficit)
                             -----------    -----------   -----------   -----------
Balance - January 1, 1998      7,019,770    $     7,020   $ 1,018,957   $(1,426,331)
Acquisition-Shoothru, Inc.       210,000            210        39,375
Consulting Agreement              25,000             25         2,475
Private Placement                215,000            215        54,285
Net (Loss) for the year
  ended December 31, 1998                                                  (163,173)
                             -----------    -----------   -----------   -----------

Balance-December 31,1998       7,469,770          7,470     1,115,092    (1,589,504)
                             -----------    -----------   -----------   -----------

Private Placement                155,000            155        37,345
Consulting Agreement              50,000             50         4,950
Conversion Convertible           249,000            249       149,151
Notes
Net(Loss)for the Year
   ended December 31,1999                                                  (179,505)
                             -----------    -----------   -----------   -----------

Balance-December 31,1999       7,923,770    $     7,924   $ 1,306,538   $(1,769,009)
                             ===========    ===========   ===========   ===========

The accompanying notes are an integral part of these Financial Statements.

                             SAFARI ASSOCIATES, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                        1999         1998
                                                     ---------    ---------
Cash Flows from Operating Activities:
Net Income (Loss)                                    $(179,505)   $(163,173)
Adjustment to Reconcile Net Income (Loss)
   to net cash used in operating activities:
      Depreciation and Amortization                     11,289        9,904
      Allowance for Doubtful Accounts                       --       (4,800)
      Consulting                                         5,000        2,500
Changes in Operating Assets & Liabilities:
   Accounts Receivable                                 (25,363)     (27,368)
  Inventory                                            (10,085)     (17,748)
   Prepaid Expenses and Other Assets                     1,498      (20,950)
Accounts Payable                                        74,799      126,620
Payroll and Other Taxes Payable                          4,692        5,337
Accrued Expenses                                        40,066       31,757
Deferred Compensation                                   52,000       52,000
                                                     ---------    ---------

         Net Cash Used in Operating Activities         (25,609)      (5,921)
                                                     ---------    ---------

Cash Flows from Investing Activities:
Property, Plant and Equipment                           (2,897)      (4,590)
                                                     ---------    ---------

         Net Cash Used in Investing Activities          (2,897)       4,590
                                                     ---------    ---------

Cash Flows from Financing Activities:
Issuance of Common Stock                                37,500       54,500
Loans Stockholder                                        2,249        1,225
Cash Overdraft                                              --        1,938
                                                     ---------    ---------

         Net Cash Provided by Financing Activities      39,749       57,663
                                                     ---------    ---------

Net Increase (Decrease) in Cash                         11,243       47,152

Cash - Beginning of Year                                48,594        1,442
                                                     ---------    ---------

Cash - End of Year                                   $  59,837    $  48,594
                                                     =========    =========

The accompanying notes are an integral part of these Financial Statements.

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Note  1  -  Description of Business

Safari Associates, Inc. (the "Company"), formerly Mag Enterprises, Inc., a Utah Corporation was incorporated on July 30, 1980. On August 10, 1993, the Company acquired Safari Enterprise, Inc. ("Enterprises") and its two wholly owned subsidiaries: Safari Boat Company, Inc. ("Boat") and Safari Lure Company, Inc. ("Lure"). From 1993 through 1996, Boat manufactured and distributed a fiberglass boat and Lure distributed wood fishing lures. Prior to the end of 1996, the operations of Boat and Lure were discontinued. In 1996, Enterprise began manufacturing and distributing recycled single use cameras. Since 1997, the Company has incorporated four wholly owned operating subsidiaries; Safari Camera Corporation, Inc., which manufactures recycled single use disposable cameras, selling to distributors and retail stores; Photography for Evidence, Inc., doing business under the name Smith & Wesson(R) Cameras, sells recycled single use cameras to law enforcement agencies; Impact Dampening Technology, Inc., doing business under the name Smith & Wesson(R)Targets, to manufacture and sell targets. In March 1998, the Company acquired Shoothru, Inc., a company that developed and designed a product line of self-sealing reactive targets.


Note  2  -  Summary of Significant Accounting Policies:
Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the valuation allowance in connection with deferred tax assets. Actual results could differ from those estimates.

Acquisition

In March 1998, the Company acquired Shoothru, Inc. in a transaction which has been accounted for using the purchase method of accounting for business combinations. The cost of the acquisition which was for 210,000 shares of the Company's common stock exceeded the fair value of the net assets of Shoothru, Inc. by $27,355.

Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and all its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Inventory

Inventory is stated at the lower of cost, using the first-in, first-out basis or market.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. The cost of maintenance and repairs is charged to operations as incurred.

Intangibles

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized using the straight line method over 15 years.

Income Taxes

The Company records deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax basis of the Company's assets and liabilities. An allowance is recorded, based on currently available information, when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable, if any, plus the net change during the period presented in deferred tax assets and liabilities recorded by the Company.

Per Share Data

The Company has adopted the standards set by the Financial Accounting Standards Board and computes earnings per share data in accordance with SFAS No. 128 "Earning per Share." The basic per share data has been computed on the loss for the period divided by the historic weighted average number of shares of common stock outstanding. All potentially dilutive securities have been excluded from the compulation since they would be antidilutive.

Note  3  -  Obligation Under Capital Lease

In October 1993, Safari Enterprises, Inc. ("Enterprises") a wholly owned subsidiary of the Company acquired a two acre parcel of land from the Amsterdam Industrial Development Agency (AIDA) and commenced construction of a building. AIDA loaned the Company $85,000 toward the construction of the building. As part of this transaction, Enterprises conveyed the deed to AIDA and leased it back from them.

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Note  3  -  Obligations Under Capital Lease (Continued)

The terms of the lease are for 10 years from July 1, 1994 to June 30, 2004. Lease payments of $1,031.28 represent principal and interest on the $85,000 advanced to the Company. The Company, at any time, may purchase the property for $85,000 with all payments considered to be principal made under the lease credited toward the purchase price. Based on the terms of the lease, the sale and leaseback is a financing lease by the Company and the obligations under the lease and related assets have been capitalized.

In 1997, Enterprise was offered additional financing on the premises, but because of the contention that Enterprise did not have title the financing could not be obtained and lease payments were stopped. (See Note 11 Litigation.)

Note  4  -  Note Payable - AIDA

On October 8, 1996, Enterprises, a wholly owned subsidiary of the Company borrowed $30,000 from the City of Amsterdam Industrial Development Agency (AIDA) at a rate of 8 3/4% per annum for a period of 24 months. Monthly payments of $1,367.10 include both principal and interest. The note was executed by Enterprises and guaranteed by Mr.Morton Berger, President of the Company. Enterprises defaulted on the note and AIDA has a judgment for the unpaid principal plus accrued interest.

Note  5  -  Deferred Compensation

In connection with the completion of a securities offering under Regulation D in November, 1994, the Company entered into an employment agreement with Mr. Morton Berger, President and Director of the Company. The agreement called for a base annual salary of $52,000. As of December 31, 1999, the Company owes Mr. Berger $272,550.

Note  6  -  Income Taxes

There is no provision for federal or state income taxes for the years ended December 31, 1999 and December 31, 1998 since the Company has incurred operating losses. Additionally has reserved fully for any potential future tax benefits resulting from its carryforward operating losses. Deferred tax assets at December 31, 1999 and 1998 consist of the following:

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Note  6  -  Income Taxes (Continued)

                                               1999       1998
                                             --------   --------
Allowance for doubtful accounts              $  9,600   $ 80,600
Net Operating Loss Carryforward               617,000    389,600
Property and Equipment                          8,000      6,000
                                             --------   --------
                                              634,600    476,200
Valuation Allowance                           634,600    476,200
                                             --------   --------
                                             $ - 0 -    $ - 0 -
                                             ========   ========

As of December 31, 1999, the Company has net unused operating loss carryforwards of approximately $1,542,000 which expire in various years from 2000 through 2014.

Note  7  -  Convertible Notes Payable

In 1996, the Company borrowed a total of $139,500 from ten individual investors. Each loan was evidenced by a two year convertible promissory note with interest provided for at the rate of 12% per annum. The notes plus accrued interest were convertible into shares of the Company's common stock at $1.50 per common share. In January 1999, nine of the investors converted their loans and accrued interest into share of common stock in the Company at an agreed upon rate of $.60 per common share. The Company issued 249,000 shares of its common stock and reclassified $124,500 principal amount of loans and $24,900 of accrued interest to stockholders' equity. Interest accrued in excess of two years was waived. One convertible note for $15,000 was not converted.

Note  8  -  Loan Stockholder

Mrs. Lillian Berger, the majority stockholder and Secretary/Director of the Company, has over the years made advances to the Company. On October 21, 1996, she converted $39,500 of the advances into a mortgage to secure the loan on the premises at 64 Edson Street. The mortgage with interest at 9% per annum was to be paid in monthly interest payments of $296.25 beginning December 1, 1996 with the balance to be repaid December 1, 1997. Interest continues to accrue and is added to the loan balance. At December 31, 1999 the balance due was $59,452.

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Note  9  -  Common Stock

In 1998, the Company issued 210,000 restricted shares of its common stock to the stockholders' of Shoothru, Inc. in exchange for 100% of the outstanding shares of Shoothru, Inc. At the same time, the Company issued an additional 25,000 restricted shares of its common stock to Thomas A Miller, President of Shoothru, Inc. in exchange for consulting services with regards to the target business.

In two separate private placements, the Company issued a total of 215,000 restricted shares of common stock with total proceeds of $54,500 received by the Company.

In January 1999, holders of $124,500 in convertible notes with accrued interest of $24,900 converted those notes and accrued interest into 249,000 shares of common stock.

In June 1999, the Company entered into a consulting agreement with Mr. Michael
J. O'Connor in which he would consult the Company on procuring government contracts. As a retainer, the Company issued Mr. O'Connor 50,000 restricted shares of common stock.

In October 1999, in a private placement, the Company issued 105,000 restricted share of common stock for $25,000.

In December 1999, the Company issued 50,000 restricted shares of common stock to Mrs. Lillian Berger, a director and officer of the Company for $12,500.

Note  10  -  Commitments & Contingencies
Litigation

On April 8, 1998, the Amsterdam Industrial Development Agency, Plaintiff, commenced a legal action against Safari Enterprises, Inc., Defendant, in the Supreme Court of the State of New York, County of Montgomery. The Plaintiff is seeking to foreclose upon the interest of the Defendant in a lease between the Plaintiff, as landlord and the Defendant, as tenant, for premises 64 Edson Street, Amsterdam, New York and for damages for rent in arrears, including certain real estate taxes. The Defendant claims that it is the owner of premises 64 Edson Street, Amsterdam, New York and that plaintiff could not lease it property that defendant owns.

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Note  10  -  Commitments & Contingencies (Continued)

A motion for Summary Judgment in favor of the Plaintiff was granted on September 23, 1999. The decision was settled by an Order of Reference dated October 6, 1999 and entered on October 20, 1999. The Order appointed a Referee to determine the amount due to the Plaintiff from the Defendant. As of October 14, 1999, the amount was computed as $45,369.17 with interest to continue thereafter. The Defendant filed a timely Notice of Appeal. The final resolution of this appeal cannot be determined at this time.

There are various judgments and claims against Enterprises, Lure and Boats relating to expenses incurred by those companies in the ordinary course of business. These claims and judgments are reflected as liabilities in the Financial Statements.

Employment Agreement

On April 1, 1994, the Company entered into an employment agreement with Mr. Morton Berger, President of the Company. The term of the agreement was for five years and, thereafter, continues on a year to year basis. Compensation shall be paid at the rate of $52,000 per year.

License Agreement

On January 1, 1998, Smith & Wesson Corp., Springfield, Massachusetts, granted Safari Enterprises, Inc., an exclusive Trademark License to make, use and sell single-use and conventional film using still cameras under the Smith & Wesson(R) brand name in the United States, its possessions and Canada. The term of the License is from January 1, 1998 to January 30, 2001. The license agreement provides that Safari Enterprises, Inc. will pay Smith & Wesson Corp. a minimum royalty of $15,000 the first eighteen months; $25,000 the next twelve months and $35,000 the final twelve months. The minimums are to be paid against a royalty of 5% of net sales, whichever is greater. The license further provides that Safari Enterprises, Inc., can assign the license to an affiliate company under the same control as Safari Enterprises, Inc. On January 12, 1998, the License was amended by adding recoil pads for firearms, effective January 1, 1998. The minimum royalties were not increased and covered both products. On May 18, 1999, the License was further amended to include targets for firearms effective January 1, 1998. Again the minimum royalties were not increased. On November 25, 1997 the Company organized a wholly owned subsidiary, Photography for Evidence, Inc., under the laws of the State of New York. One December 17, 1997 Photography for Evidence, Inc., filed a Certificate of Doing Business under the name Smith & Wesson Cameras. The license agreement was assigned to Smith & Wesson(R) Cameras.

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

On January 29, 1998 the Company organized a wholly owned subsidiary, Impact Dampening Technologies, Inc., a New York Corporation. On February 10, 1998, Impact Dampening Technologies, Inc., filed a Certificate of doing business under the name Smith & Wesson(R)Recoil Pad Company. Safari Enterprises, Inc., assigned its exclusive recoil pad License to Smith & Wesson(R)Recoil Pad Company. On August 2, the Company organized Safari Target Corporation, a New York Corporation. On August 20, 1999, Safari Target Corporation filed a Certificate of doing business as Smith & Wesson(R)Target Company. Safari Enterprises, Inc., assigned its target license to Smith & Wesson Target(R)Company.


Note  11  -  Going Concern

The Company has experienced operating loss since inception and has a retained deficit of $1,769,009. Approximately $1,155,000 of the losses occurred prior to 1997, and are a direct result of discontinued operations. Additional losses of approximately $275,000 were incurred during the development stage in the production of and recycling of single use cameras.

During the fiscal year ending December 31, 2000, the Company expects that based on shipments in January and February of 2000 and firm orders in-house that revenue will increase by approximately 50%. The Company has added a night shift to meet the demand. In 1999, the Company could not produce enough product to meet demand and had to turn away orders. The Company believes that improved efficiency, which was observed during the second half of fiscal 1999, will result in a significant increase in gross profit on each unit sold and that a break-even point could be reached in fiscal 2000.

As of December 31, 1999, the Company had current assets of $268,272 and total current liabilities of $594,533. Even if the Company is capable of generating a profit in fiscal 2000, the Company may be required to raise additional equity to reduce outstanding liabilities, to finance expansion, and the introduction of new product lines.

Note  12  -  Supplemental Disclosures to Cash Flow Statement

                                            1999                 1998
                                        -----------             ------
Cash Paid During the Period For:
   Interest                             $     8,771             $8,325
   Income Taxes                         $        --             $   --

                             SAFARI ASSOCIATES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

Note  12  -  Supplemental Disclosures to Cash Flow Statement (Continued)

         Supplemental disclosure of non-cash investing and financing activities:

Common Stock issued to acquire Shoothru, Inc.       $     --            $ 39,585
Common Stock issued for consulting                  $  5,000            $  2,500
Common Stock issued upon conversion
   of convertible notes and accrued interest        $149,400            $     --


Note  13  -  Subsequent Events

In January, 2000 the Company issued a total of 50,000 restricted shares of common stock to two individual investors at a price of $.25 per share with the Company receiving net proceeds of $12,500.